News Release

BROOKFIELD TO ISSUE C$200 MILLION OF PREFERRED SHARES

Toronto, November 9, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) announced today that it has agreed to issue to a syndicate of underwriters led by RBC Capital Markets and CIBC World Markets Inc. for distribution to the public 8.0 million 4.75% Preferred Shares, Series 17. The Preferred Shares, Series 17 will be issued at a price of C$25.00 per share, for aggregate gross proceeds of C$200 million.

The Preferred Shares, Series 17 will be offered by way of a prospectus supplement under the short form base shelf prospectus of Brookfield Asset Management dated November 6, 2006. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the issue will be added to the general funds of Brookfield Asset Management Inc. and be used for general corporate purposes. The offering is expected to close on or about November 20, 2006.

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Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact:

Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

NOTE: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to completion of the preferred share issue. The words “will” and “expected” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated outcome of the preferred share issue expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual outcome to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions during the period of the offering; the behavior of financial markets including fluctuations in interest and exchange rates; availability of debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.”

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the forgoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.